Confidential Treatment Requested

by Wachovia Corporation

                April 17, 2006

Paul Cline

Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Wachovia Corporation
2005 Annual Report on Form 10-K
File No. 001-10000

Dear Mr. Cline:

Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated April 3, 2006, regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comment.

For your convenience, Wachovia has restated the staff’s comment and has keyed its response accordingly. Wachovia intends to include the staff’s requested revisions in future filings and provide the staff with any requested supplemental information.

Note 19: Derivatives, page 108

1.	Considering the significance of your derivatives designated as fair value and cash flow hedges, please revise your footnote to disclose the following and provide us with your proposed disclosures:

•	For each type of hedge designated as a cash flow or fair value hedges, disclose what specific asset or liability the hedge relates to.

•	For each type of designated hedge disclosed on page 109, clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.

Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005.

In response to the staff’s comment, Wachovia will revise its disclosure as noted in Exhibit 1. New disclosures are represented by underlined text, which includes further discussion of the methods used to assess hedge effectiveness and measure hedge ineffectiveness. The table listing the asset and liability hedges in Note 19 will be expanded to include more specific identification of hedged items and transactions, as presented in Exhibit 1.

*        *        *

Wachovia acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 383-6101, or Pete Carlson, Wachovia’s Director of External Reporting, at (704) 383-3021.

Very truly yours,

/s/ David M. Julian
David M. Julian
Executive Vice President and
Principal Accounting Officer

(Enclosure)

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EXHIBIT 1

WACHOVIA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 and 2003

NOTE 19:    DERIVATIVES

DERIVATIVES USED FOR RISK MANAGEMENT

The Company may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (“fair value” hedge), an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). All derivatives are recorded as other assets or other liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in other comprehensive income, net of applicable income taxes, or in the results of operations, depending on the purpose for which the derivative is held. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized as other fee income in the results of operations. Net interest settlements on derivatives designated as fair value or cash flow hedges are treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.

Concurrent with entering into a transaction that qualifies as an accounting hedge, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing and measuring ineffectiveness.

For cash flow hedges, the designated hedged risk is primarily the risk of changes in cash flows attributable to changes in the benchmark interest rate of the hedged item or transactions. For cash flow hedges, the Company uses regression analysis to make the initial assessments of the expectation of hedge effectiveness and for at least each quarterly period thereafter, to justify that the hedging relationship is expected to be highly effective during the period designated as being hedged. The Company also uses regression analysis to perform the retrospective evaluation of whether the derivative was effective during the hedged period. The regression analysis performed includes an evaluation of the quantitative measures of correlation necessary to validate the conclusion of high effectiveness. The Company uses the hypothetical derivative method of measuring the ongoing hedge ineffectiveness to be recorded on at least a quarterly basis. Forward purchase commitments of loans and securities available for sale are considered all-in-one hedges for which the prospective and retrospective evaluations are performed through matching terms at inception and on at least a quarterly basis.

For fair value hedges, the designated hedged risk is primarily the risk of changes in fair value attributable to changes in the benchmark interest rate of the hedged item or transactions. For fair value hedges, the Company assesses the expectation of effectiveness at the inception of the hedge and at each quarterly period thereafter by using price sensitivity analysis of the hedging instrument relative to that of the hedged item for changes in fair value attributable to the hedged risk. On at least a quarterly basis, the Company uses the cumulative dollar-offset approach to validate the effectiveness of the hedge on a retrospective basis. The Company measures ongoing ineffectiveness for fair value hedges by comparing the changes in fair value of the hedging instrument to the changes in fair value of the hedged item attributable to the hedged risk. Fair value hedges of warehoused residential mortgage loans are designated and de-designated on a daily basis, and the frequency of the prospective, retrospective and actual ineffectiveness tests follows the hedge period.

In addition, for $344 million in fair value hedges of debt securities classified as securities available for sale, the short-cut method is used to determine hedge effectiveness. To qualify for the short-cut method, hedge relationships satisfy the specific requirements to assume no ineffectiveness. In addition, the Company performs, at the inception of the hedge and at each quarterly period thereafter, a price sensitivity analysis of the hedging instrument relative to that of the hedged item for changes attributable to the hedged risk to confirm that there are no other terms that would invalidate the assumption of no ineffectiveness.

The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative is reclassified as a trading account asset or liability. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment to yield over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, unrealized gains and losses that were accumulated in other comprehensive income are included in the results of operations in the same period when the results of operations are also affected by the hedged cash flow. The unrealized gains and losses are recognized in the results of operations immediately if the cash flow hedge was discontinued because a forecasted transaction is not expected to occur.

In 2005 and 2004, losses in the amount of $10 million and $19 million, respectively, were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income in 2005 and 2004, was increased by $8 million and $9 million, respectively, representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

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Risk management derivative financial instruments at December 31, 2005, are presented below.

	December 31, 2005
			Gross Unrealized
(In millions)	Hedged Items or Transactions	Notional Amount	Gains	Losses (b)	Equity (c)	Average Maturity in Years (d)
ASSET HEDGES (a)
Cash flow hedges
Interest rate swaps-receive fixed	First forecasted interest receipts on commercial loans

Pay 1 month LIBOR swaps	1 month LIBOR risk	$4,224	101	(6)	58	1.81
Pay 3 month LIBOR swaps	1 month LIBOR risk	37,230	309	(500)	(122)	4.58
Pay 3 month LIBOR swaps	3 month LIBOR risk	900	125	—	78	6.47
Pay 6 month LIBOR swaps	6 month LIBOR risk	940	4	—	2	2.15

Interest rate swaps-pay fixed/ receive LIBOR	Individual residual interests from securitizations classified as available for sale	1,244	—	(75)	(47)	4.69

Forward purchase commitments	Purchases of residential mortgage loans	400	—	—	—	0.08

Forward purchase commitments	Purchases of mortgage-backed securities classified as available for sale	3,000	2	—	1	0.03

Fair value hedges
Interest rate swaps-pay fixed/ receive LIBOR	Individual fixed rate debt securities classified as available for sale	1,975	41	(3)	—	15.77

Forward sale commitments	Proceeds from sale of mortgage warehouse loans	447	—	(5)	—	0.04

Total asset hedges		$50,360	582	(589)	(30)	4.43

LIABILITY HEDGES (a)
Cash flow hedges
Interest rate swaps-pay fixed	Proceeds from first forecasted issuance of short-term liabilities, including deposits and repurchase agreements, that are part of a rollover strategy

Receive 1 month LIBOR swaps	1 month LIBOR risk	2,530	6	(188)	(113)	11.65
Receive 3 month LIBOR swaps	1 month LIBOR risk	5,208	28	(68)	(24)	1.81
Receive 3 month LIBOR swaps	3 month LIBOR risk	22,420	286	—	176	4.18

Interest rate swaps-pay fixed	First forecasted interest payments on long-term debt

Receive 1 month LIBOR swaps	1 month LIBOR risk	184	—	(2)	(1)	11.93
Receive 3 month LIBOR swaps	1 month LIBOR risk	1,645	4	(49)	(27)	7.03
Receive 3 month LIBOR swaps	3 month LIBOR risk	8,940	70	—	44	1.79
Receive 6 month LIBOR swaps	6 month LIBOR risk	9	—	—	—	7.47

Eurodollar futures	1 day LIBOR risk associated with the proceeds from first forecasted issuance of deposits that are part of a rollover strategy	32,250	—	(2)	(1)	0.25

Fair value hedges
Interest rate swaps-receive fixed/ pay LIBOR	Individual fixed rate long-term debt issues	17,762	58	(25)	—	6.77

Total liability hedges		90,948	452	(334)	54	3.20

Total		$141,308	1,034	(923)	24	—

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(a) Includes only derivative financial instruments related to interest rate risk management activities that have been designated and accounted for as accounting hedges. All other derivative financial instruments are classified as trading.

(b) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(c) At December 31, 2005, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders' equity, was $378 million, net of income taxes. Of this net of tax amount, a $24 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $402 million loss relates to terminated and/or redesignated derivatives. At December 31, 2005, $51 million of net losses, net of income taxes, recorded in accumulated other comprehensive income, is expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 28.64 years. At December 31, 2004, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders' equity, was $323 million, net of income taxes. Of this net-of-tax amount, a $7 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $330 million loss relates to terminated and/or redesignated derivatives.

(d) Estimated maturity approximates average life.

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